Exhibit 99.2

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at December 31, 2021 and March 31, 2021

and for the three and nine month periods ended

December 31, 2021 and 2020

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Revenue (Note 4)	$1,064.9	$2,864.2	$430.0	$1,156.4
Operating expenses
Cost of sales (Note 5)	$599.9	$1,688.8	$432.2	$1,161.7
Administrative and selling expenses	18.9	75.0	15.5	39.9

Income (loss) from operations	$446.1	$1,100.4	$(17.7)	$(45.2)

Other income and expenses
Finance income	$(0.1)	$(0.1)	$(0.3)	$(1.1)
Finance costs (Note 6)	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Foreign exchange loss (gain)	2.0	(2.0)	35.4	66.6
Transaction costs	12.3	21.5	—	—
Listing expense (Note 28)	235.6	235.6	—	—
Change in fair value of warrant liability (Note 28)	(6.8)	(6.8)	—	—
Change in fair value of earnout liability (Note 28)	(33.6)	(33.6)	—	—
Change in fair value of share-based compensation liability	(2.9)	(2.9)	—	—

	$223.9	$264.7	$55.8	$131.0

Income (loss) before income taxes	$222.2	$835.7	$(73.5)	$(176.2)
Income tax expense (Note 20)	99.2	221.6	—	—

Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)

Net income (loss) per common share
Basic (Note 27)	$1.15	$7.36	$(1.02)	$(2.46)
Diluted (Note 27)	$0.92	$6.75	$(1.02)	$(2.46)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)
Other comprehensive income (loss), net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income (loss) on cash flow hedges, net of tax recovery of $12.4 million for the three and nine months ended December 31, 2021, respectively, and nil for the three and nine months ended December 31, 2020 (Note 17)	$31.6	$26.7	$(31.9)	$(31.9)
Other comprehensive income (loss), net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange loss (gain) on translation to presentation currency	$(8.7)	$7.4	$0.7	$(11.7)
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and nine months ended December 31, 2021 and for the three and months ended (Notes 18, 19)	$(17.7)	$47.2	$32.6	$(119.4)

	$5.2	$81.3	$1.4	$(163.0)

Total comprehensive income (loss)	$128.2	$695.4	$(72.1)	$(339.2)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2021	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$587.5	$21.2
Restricted cash (Note 7)	3.9	3.9
Taxes receivable	2.9	—
Accounts receivable, net (Note 8)	452.1	274.6
Inventories, net (Note 9)	615.6	415.3
Prepaid expenses and deposits	116.0	74.6
Margin payments (Note 17)	19.0	49.4
Other assets	5.7	3.8

Total current assets	$1,802.7	$842.8

Non-current
Property, plant and equipment, net (Note 10)	$713.6	$699.9
Intangible assets, net (Note 11)	1.6	1.5
Parent company promissory note receivable (Note 23)	—	2.2
Other assets	2.8	7.5

Total non-current assets	$718.0	$711.1

Total assets	$2,520.7	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness (Note 12)	$—	$90.1
Accounts payable and accrued liabilities (Note 13)	281.1	163.8
Taxes payable and accrued taxes (Note 14)	125.9	27.2
Current portion of other long-term liabilities	0.2	—
Current portion of long-term debt (Note 15)	—	13.6
Current portion of governmental loans (Note 16)	7.5	—
Current portion of environmental liabilities	4.9	4.5
Derivative financial instruments (Note 17)	19.4	49.4
Warrant liability (Note 28)	87.7	—
Earnout liability (Note 28)	501.6	—

Total current liabilities	$1,028.3	$348.6

Non-current
Long-term debt (Note 15)	$—	$439.3
Long-term governmental loans (Note 16)	85.2	86.4
Accrued pension liability	115.1	170.1
Accrued other post-employment benefit obligation	309.7	297.8
Other long-term liabilities	3.4	2.5
Environmental liabilities	33.0	35.4
Deferred income tax liabilities (Note 20)	93.7	—

Total non-current liabilities	$640.1	$1,031.5

Total liabilities	$1,668.4	$1,380.1

Shareholder’s equity
Capital stock (Note 22)	$943.9	$409.5
Accumulated other comprehensive income	90.8	9.5
Deficit	(156.5)	(249.3)
Contributed surplus	(25.9)	4.1

Total shareholder’s equity	$852.3	$173.8

Total liabilities and shareholder’s equity	$2,520.7	$1,553.9

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed Surplus	Foreign exchange (gain) loss on translation to presentation currency	Actuarial gain (loss) on pension and other post- employment benefit obligation, net of tax	Cash flow hedge reserve - unrealized loss (Note 17)	Accumulated other compre- hensive income (loss)	Retained earnings (deficit)	Total Shareholder’s equity
Balance at March 31, 2021	$409.5	$4.1	(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8
Net income	—	—	—	—	—	—	614.1	614.1
Other comprehensive income	—	—	7.4	47.2	26.7	81.3	—	81.3
Exercise of performance share units, net of director units reclassified (Note 28)	—	(30.0)	—	—	—	—	—	(30.0)
Issuance of capital stock (Note 22)	542.7	—	—	—	—	—	—	542.7
Return of capital (Note 22)	(8.3)	—	—	—	—	—	—	(8.3)
Earnout rights (Note 28)	—	—	—	—	—	—	(521.3)	(521.3)

Balance at December 31, 2021	$943.9	$(25.9)	$6.5	$122.4	$(38.1)	$90.8	$(156.5)	$852.3

Balance at March 31, 2020	$409.5	$—	—	$52.2	$—	$63.6	$(173.2)	$299.9
Net loss	—	—	—	—	—	—	(176.2)	(176.2)
Other comprehensive loss	—	—	(11.7)	(119.4)	(31.9)	(163.0)	—	(163.0)

Balance at December 31, 2020	$409.5	$—	(11.7)	$(67.2)	$(31.9)	$(99.4)	$(349.4)	$(39.3)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Operating activities
Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	21.5	64.3	22.8	65.5
Deferred income tax expense (Note 20)	9.0	105.5	—	—
Pension expense in excess of funding (pension funding in excess of expense)	4.0	0.7	(7.6)	(23.0)
Post-employment benefit funding in excess of expense	(1.6)	(5.1)	(2.1)	(6.2)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	0.5	(0.3)	14.3	28.6
post-employment benefit obligations	1.4	(2.8)	14.8	30.2
Finance costs (Note 6)	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Accretion of governmental loans and environmental liabilities	3.1	9.1	2.4	7.8
Unrealized foreign exchange loss (gain) on government loan facilities	0.4	(0.8)	3.7	7.9
Changes in fair value of warrant liability (Note 28)	(6.8)	(6.8)	—	—
Changes in fair value of earnout liability (Note 28)	(33.6)	(33.6)	—	—
Changes in fair value of share-based compensation liability	(2.9)	(2.9)	—	—
Listing expense (Note 28)	235.6	235.6	—	—
Other	3.4	4.5	1.6	4.0

	$374.4	$1,034.5	$(2.9)	$4.1
Net change in non-cash operating working capital (Note 23)	(54.5)	(212.0)	(45.2)	(128.1)
Environmental liabilities paid	(1.4)	(2.9)	(1.3)	(1.8)

Cash generated by (used in) operating activities	$318.4	$819.6	$(49.4)	$(125.8)

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(29.6)	$(73.6)	$(18.9)	$(49.7)
Acquisition of intangible asset (Note 11)	(0.2)	(0.4)	—	—
Recovery (issuance) of parent company promissory note receivable (Note 24)	2.2	2.2	—	(1.1)

Cash used in investing activities	$(27.6)	$(71.8)	$(18.9)	$(50.8)

Financing activities
Bank indebtedness advanced (repaid), net (Note 12)	$—	$(86.9)	$70.1	$(49.9)
Repayment of Secured Term Loan (Note 15)	(380.0)	(381.8)	(0.9)	(2.9)
Repayment of Algoma Docks Term Loan Facility	(70.7)	(75.9)	(2.1)	(6.2)
Governmental loans received, net of benefit (Note 16)	—	—	0.4	6.6
Interest paid	(14.8)	(36.2)	(1.3)	(4.2)
Interest cost paid on right-of-use assets	—	—	(0.2)	(0.5)
Proceeds from issuance of shares	393.5	393.5	—	—
Other	(1.9)	(1.9)	(0.1)	(0.2)

Cash (used in) generated by financing activities	$(73.9)	$(189.2)	$65.9	$(57.3)

Effect of exchange rate changes on cash	$4.0	$7.7	$(0.8)	$(11.4)
Cash
Change	220.9	566.3	(3.2)	(245.3)
Opening balance	366.6	21.2	22.9	265.0

Ending balance (Note 7)	$587.5	$587.5	$19.7	$19.7

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada) effecting the purchase on an income tax-deferred basis. The purchase transaction was completed on March 29, 2021. Algoma Steel Group Inc. is the parent holding company of Algoma Steel Inc. and does not conduct any business operations. The address of the Company’s registered office is 1600-295 Georgia Street West, Vancouver, British Columbia, Canada.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. The Company is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. The Company produces sheet and plate products that are sold primarily in Canada and the United States.

The condensed interim consolidated financial statements of the Company as at December 31, 2021 and March 31, 2021 and for the three and nine month periods ended December 31, 2021 and 2020 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the years ended March 31, 2021 and Note 28 of these condensed interim consolidated financial statements. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements, except for adoption of new or amended accounting standards as disclosed in Note 3.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on February 9, 2022.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020 and Note 24 and Note 28 of the condensed interim consolidated financial statements. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US dollar” and “US $”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. The items included in the condensed interim consolidated financial statements are measured using the US dollar.

The condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$”).

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Proceeds before Intended Use

IAS 16 “Property, Plant and Equipment (PPE)” sets out an amendment prohibiting an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Cost of Fulfilling a Contract

IAS 37 “Provisions, contingent liabilities and contingent assets” sets out an amendment clarifying the meaning of “costs to fulfil a contract”. The amendment clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

3.	FUTURE ACCOUNTING CHANGES (continued)

Amended Scope of Recognition

IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and include other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.

4.	REVENUE

The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Total revenue is comprised of:
Sheet & Strip	$872.2	$2,334.2	$319.6	$833.8
Plate	137.3	334.7	64.2	195.7
Freight	41.2	124.9	36.7	103.1
Non-steel revenue	14.2	70.4	9.5	23.8

	$1,064.9	$2,864.2	$430.0	$1,156.4

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$320.5	$951.5	$190.9	$514.0
Sales to customers in the United States	713.3	1,844.3	233.3	630.1
Sales to customers in the rest of the world	31.1	68.4	5.8	12.3

	$1,064.9	$2,864.2	$430.0	$1,156.4

For the three and nine month periods ended December 31, 2021, sales of $123.9 million and $316.0 million, respectively, to one customer represented greater than 10% of total revenue. For the three and nine month periods ended December 31, 2020, sales to any one customer did not represent greater than 10% of total revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

5.	COST OF SALES

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Total cost of sales is comprised of:
Cost of steel revenue	$544.3	$1,513.3	$385.9	$1,034.8
Cost of freight revenue	41.4	125.1	36.8	103.1
Cost of non-steel revenue	14.2	50.4	9.5	23.8

	$599.9	$1,688.8	$432.2	$1,161.7

Inventories recognized as cost of sales:	$558.5	$1,563.7	$395.4	$1,058.6

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$1.0	$2.1	$—	$2.5

Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2021 was $21.4 million and $64.0 million, respectively. Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2020 was $22.7 million and $65.2 million, respectively.

Government Grant (Canada Emergency Wage Subsidy)

The Government of Canada passed the CEWS (Canada Emergency Wage Subsidy) in response to the COVID-19 pandemic. For the three and nine month periods ended December 31, 2021, the Company did not receive CEWS funding. For the three and nine month periods ended December 31, 2020, the Company recorded, in cost of steel revenue, a $4.5 million and $52.3 million, respectively as a reduction to personnel expenses in connection with the CEWS program.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three month period ended December 31, 2021 total Carbon Tax recognized as a recovery in cost of sales was $0.1 million. For the nine month period ended December 31, 2021 total Carbon Tax recognized in cost of sales as an expense was $1.0 million. For the three and nine month periods ended December 31, 2020, total Carbon Tax recognized in cost of sales as an expense was $8.6 million and $11.6 million, respectively.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

6.	FINANCE COSTS

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Finance costs are comprised of:
Interest on the Revolving Credit Facility (Note 12)	$—	$0.1	$0.9	$3.3
Interest on the Secured Term Loan Facility (Note 15)	5.0	24.1	10.3	33.4
Interest on the Algoma Docks Term Loan Facility (Note 15)	0.5	2.5	1.1	3.7
Other interest expense	0.4	1.0	0.4	1.1
Revolving Credit Facility fees	0.5	1.2	0.4	0.9
Unwinding of issuance costs of debt facilities (Note 12 and Note 15)	8.1	15.4	3.3	10.2

	$14.5	$44.3	$16.4	$52.6

As disclosed in Note 15, on April 1, 2020, July 1, 2020 and October 1, 2020 management elected to pay the interest due on the Secured Term Loan Facility in kind for interest accrued during the period April to September 2020. The interest expense on the Secured Term Loan Facility in respect of this 1% premium was $0.9 million (US $0.7 million) and $2.9 million (US $2.1 million), respectively during the three and nine month periods ended December 31, 2020.

7.	CASH AND RESTRICTED CASH

At December 31, 2021, the Company had $587.5 million of cash (March 31, 2021 – $21.2 million) and restricted cash of $3.9 million (March 31, 2021 – $3.9 million).    Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both December 31, 2021 and March 31, 2021.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

8.	ACCOUNTS RECEIVABLE, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Trade accounts receivable	$434.7	$259.3
Allowance for doubtful accounts	(2.0)	(1.8)
Governmental loan claims receivable
Federal Advanced Manufacturing Fund (“Federal AMF”) Loan	—	6.0
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0
Canada Emergency Wage Subsidy receivable	—	0.5
Northern Industrial Electricity Rate program rebate receivable	2.7	2.6
Ontario Workplace Safety and Insurance Board New Experimental Experience Rating rebate receivable	1.5	1.5
Other accounts receivable	12.2	3.5

	$452.1	$274.6

Allowance for doubtful accounts

As at,	December 31, 2021	March 31, 2021
Opening balance	$(1.8)	$(0.7)
Net remeasurement of loss allowance	(0.2)	0.6
Amounts written off	—	(1.7)

Ending balance	$(2.0)	$(1.8)

9.	INVENTORIES, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Raw materials and consumables	$403.8	$278.3
Work in progress	158.3	109.2
Finished goods	53.5	27.8

	$615.6	$415.3

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

10.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Freehold land	$6.2	$6.2
Buildings	41.1	44.5
Machinery and equipment	611.2	614.7
Computer hardware	0.4	0.5
Right-of-use assets	2.6	1.6
Property under construction	52.1	32.4

	$713.6	$699.9

Amortization of property, plant and equipment

Amortization of property, plant and equipment for the three and nine month periods ended December 31, 2021, was $21.5 million and $64.3 million, respectively. Amortization of property, plant and equipment for the three and nine month periods ended December 31, 2020, was $21.2 million and $65.5 million, respectively. Amortization included in inventories at December 31, 2021, amounted to $7.6 million (March 31, 2021 - $5.6 million).

Acquisitions and disposals

During the three month period ended December 31, 2021, property, plant and equipment were acquired at an aggregate net cost of $29.6 million (December 31, 2020 – $18.9 million); comprised of property, plant and equipment acquired with a total cost of $30.5 million (December 31, 2020 - $20.5 million), against which the Company recognized benefits totalling $0.9 million (December 31, 2020 - $1.6 million) in respect of the governmental loans and the governmental grant discussed in Note 16. During the nine month period ended December 31, 2021, property, plant and equipment were acquired at an aggregate net cost of $73.6 million (December 31, 2020 - $49.7 million); comprised of property, plant and equipment acquired with a total cost of $76.8 million (December 31, 2020 - $59.3 million), against which the Company recognized benefits totalling $3.2 million (December 31, 2020 - $9.6 million) in respect of the governmental loans and the government grants discussed in Note 16.

During the three month period ended December 31, 2021, the Company did not dispose of any property, plant and equipment. During the nine month period ended December 31, 2021, the Company disposed of property, plant and equipment with a cost of $0.3 million, which resulted in a net gain of $0.3 million. For the three and nine month periods ended December 31, 2020, the Company did not dispose of any property, plant and equipment.

11.	INTANGIBLE ASSETS, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Software	$1.6	$1.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

11.	INTANGIBLE ASSETS, NET (continued)

Amortization of intangible assets

Amortization of intangible assets for the three and nine month periods ended December 31, 2021, was $0.1 million and $0.3 million, respectively. Amortization of intangible assets for the three and nine month periods ended December 31, 2020, was $0.2 million and $0.4 million, respectively.

Acquisitions and disposals

During the three and nine month periods ended December 31, 2021, intangible assets were acquired at a cost of $0.2 million and $0.4 million, respectively. During the three and nine month periods ended December 31, 2020, the Company did not acquire any intangible assets.

12.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%.

At December 31, 2021, there was no balance drawn on this facility as the Company repaid the entire Revolving Credit Facility balance. There was $290.7 million (US $229.3 million) of unused availability after taking into account $36.9 million (US $29.1 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2021, the Company had drawn $90.1 million (US $71.7 million), and there was $200.8 million (US $156.5 million) of unused availability after taking into account $27.4 million (US $21.8 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has an initial maturity date of November 30, 2023. At December 31, 2021, the unamortized transaction costs related to the Revolving Credit Facility were $2.5 million (March 31, 2021 - $3.5 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the nine month period ended December 31, 2021 arising from financing activities are presented below:

Balance at March 31, 2021	$90.1
Revolving Credit Facility drawn	17.3
Repayment of Revolving Credit Facility	(104.2)
Foreign exchange	(3.2)

Balance at December 31, 2021	$—

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Accounts payable	$107.8	$53.3
Accrued liabilities	67.5	58.3
Wages and accrued vacation payable	105.8	52.2

	$281.1	$163.8

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Payroll taxes payable	$4.9	$3.5
Sales taxes payable	1.4	3.5
Carbon tax accrual	2.8	20.2
Income taxes payable	116.8	—

	$125.9	$27.2

15.	LONG-TERM DEBT

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Secured Term Loan Facility due November 30, 2025
Current portion	$—	$3.6
Long-term portion	—	378.3

	$—	$381.9

Algoma Docks Term Loan Facility due May 31, 2025
Current portion	$—	$11.1
Long-term portion	—	64.9

	$—	$76.0

Less: unamortized financing costs
Current portion	$—	$1.1
Long-term portion	—	3.9

	$—	$5.0

	$—	$452.9

Current portion of long-term debt	$—	$13.6
Long-term portion of long-term debt	—	439.3

	$—	$452.9

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

15.	LONG-TERM DEBT (continued)

The Company repaid its Secured Term Loan and Algoma Docks Term Loan Facilities in full in November 2021. During the three and nine month periods ended December 31, 2021, the Company paid, in cash, interest of $5.0 million and $24.1 million, respectively on the Secured Term Loan Facility. On April 1, 2020, July 1, 2020 and October 1, 2020 management elected to pay the interest due on the Secured Term Loan Facility in kind which resulted in a 1% premium. The April 1, 2020, July 1, 2020 and October 1, 2020 payments in kind were $11.3 million (US $8.0 million), $11.0 million (US $8.1 million) and $10.9 million (US $8.3 million), respectively and resulted in a corresponding increase in the principal amount of the Secured Term Loan Facility.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s long-term debt facilities arising from financing activities are presented below:

	Secured Term Loan Facility	Algoma Docks Term Loan Facility
Balance at March 31, 2021	$377.0	$76.0
Facility repayment	(381.8)	(75.9)
Unwinding of issuance costs of debt facility	5.2	—
Foreign exchange	(0.4)	(0.1)

Balance at December 31, 2021	$0.0	$0.0

Secured Term Loan Facility

On November 30, 2018, the Company secured $378.8 million (US $285.0 million) in the form of a Secured Term Loan Facility (the “Secured Term Loan Facility”). Substantially all of the Company’s assets secured the Secured Term Loan Facility. Under the General Security Agreement, the Secured Term Loan Facility had a second claim on the accounts receivable and the inventories of the Company and a priority claim on the rest of the Company’s assets. The facility bore interest at LIBOR plus 8.5%. The Term Loan Facility had an initial maturity date of November 30, 2025, and was repayable in quarterly payments of US $0.7 million with the remaining balance due at maturity. The Company repaid its Secured Term Loan Facility in full in November 2021.

Algoma Docks Term Loan Facility

On November 30, 2018, the Company secured $97.0 million (US $73.0 million) in the form of a Term Loan Facility (the “Algoma Docks Term Loan Facility”). Certain of the Company’s port assets secured the Algoma Docks Term Loan Facility. Under the General Security Agreement, the Term Loan Facility had a first priority claim over all present and future property of certain of the Company’s subsidiaries. The facility bore interest at LIBOR plus 5%. The Algoma Docks Term Loan Facility had a maturity date of May 30, 2025. The Company repaid its Algoma Docks Secured Term Loan Facility in full in November 2021.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

16. GOVERNMENTAL LOANS

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$35.5	$39.7
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	41.1	38.7
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	8.6	8.0

	$85.2	$86.4

Current portion
Federal AMF Loan, denominated in Canadian dollars	$7.5	$—

	$92.7	$86.4

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued	Governmental loan benefit recognized immediately	Acretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2021	$60.2	$(26.5)	$6.0	$39.7
	—	—	3.3	3.3

Balance at December 31, 2021	$60.2	$(26.5)	$9.3	$43.0

Provincial MENDM Loan
Balance at March 31, 2021	$59.9	$(26.4)	$5.2	$38.7
	—	—	2.4	2.4

Balance at December 31, 2021	$59.9	$(26.4)	$7.6	$41.1

Federal SIF Loan
Balance at March 31, 2021	$15.0	$(7.8)	$0.8	$8.0
	—	—	0.6	0.6

Balance at December 31, 2021	$15.0	$(7.8)	$1.4	$8.6

Total, Governmental Loans
Balance at March 31, 2021	$135.1	$(60.7)	$12.0	$86.4
	—	—	6.3	6.3

Balance at December 31, 2021	$135.1	$(60.7)	$18.3	$92.7

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of December 31, 2021, the Company has entered into agreements to hedge the revenue on the sale of steel and hedge the cost of the purchase of natural gas. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Market to Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. As of December 31, 2021, the Company has made margin payments totaling $19.0 million as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.

The commodity contracts to hedge the NYMEX price of the Hot rolled coil price of steel and to hedge the NGX Union-Dawn price of natural gas are derivatives which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income (loss). The steel derivative contracts as at December 31, 2021 terminate over the course of the year from January 2022 to December 2022. The natural gas hedge contracts will terminate over the course of January 2022 to March 2022. During the three and nine month periods ended December 31, 2021, the Company entered into agreements to hedge the price of steel for 24,000 tons and 96,000 tons, respectively. During the three and nine month periods ended December 31, 2021, steel hedge agreements for 35,000 tons and 84,000 tons, respectively, expired. During the three and nine month periods ended December 31, 2021, the Company entered into agreements to hedge the price of natural gas for 2,925,000 MMBTUs and no contracts expired.

The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability		Notional Amounts		Average Price (USD)
	(in millions)		(MMBTU/ton,		(per MMBTU/ton,
			respectively,in		respectively)
			thousands)
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2021	2021	2021	2021	2021
Cash flow hedges - commodity price risk
Natural gas swaps	$4.8	$—	2,925.0	—	$5.0	—
Steel swaps	14.6	49.4	125.0	117.0	$1,021.7	728.7

	$19.4	$49.4

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income (loss) and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the year ended March 31, 2021, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2021 and March 31, 2021. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. The loss resulting from this agreement of $1.7 million was initially recorded in the cash flow hedge reserve in other comprehensive income (loss), and was subsequently recognized in the cost of sales.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

At December 31, 2021, the unrealized loss resulting from the steel hedges of $38.1 million, net of tax of $11.6 million (March 31, 2021 – $64.8 million), was recognized in the cash flow hedge reserve in other comprehensive income (loss). During the nine month period ended December 31, 2021, the realized loss resulting from the steel hedges of $86.2 million was subsequently reclassified from other comprehensive income (loss) and recognized in revenue for the steel hedges (March 31, 2021 - $4.2 million).

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income (loss) is as follows:

	December 31,	March 31,
As at,	2021	2021
Opening balance	$64.8	$—
Loss arising on changes in fair value of cash flow hedges, net of tax of $12.4 million and nil, respectively	59.5	70.7
Loss reclassified to profit	(86.2)	(5.9)

Net unrealized loss on cash flow hedges	(26.7)	64.8

Ending balance	$38.1	$64.8

18.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these defined benefit plans are presented below:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$5.2	$15.6	$5.0	$15.0
Net interest cost	0.9	2.7	1.9	5.7

	$6.1	$18.3	$6.9	$20.7

Defined benefit costs recognized in:
Cost of sales	$4.7	$14.1	$4.5	$13.5
Administrative and selling expense	0.5	1.5	0.5	1.5
Interest on pension liability	0.9	2.7	1.9	5.7

	$6.1	$18.3	$6.9	$20.7

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these defined benefit plans are presented below:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

18.	PENSION BENEFITS (continued)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in other comprehensive income (loss) were as follows:
Actuarial loss (gain) on accrued pension liability	$14.3	$(58.2)	$(40.2)	$52.9

19.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these other post-employment benefit plans are presented below:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$0.9	$2.7	$0.8	$2.4
Net interest cost	2.0	6.0	2.4	7.2

	$2.9	$8.7	$3.2	$9.6

Post employment benefit costs recognized in:
Cost of sales	$0.8	$2.4	$0.7	$2.1
Administrative and selling expense	0.1	0.3	0.1	0.3
Interest on pension liability	2.0	6.0	2.4	7.2

	$2.9	$8.7	$3.2	$9.6

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these other post-employment benefit plans are presented below.

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in other comprehensive income (loss) were as follows:
Actuarial loss on accrued post employment benefit liability	$3.4	$11.0	$7.6	$66.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

20.	TAX MATTERS

The components of income tax expense for the three and nine month periods ended December 31, 2021 and December 31, 2020, are as follows:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Income tax expense recognized in net income:
Current tax expense	$90.2	$116.1	$—	$—
Deferred income tax expense	9.0	105.5	—	—

	$99.2	$221.6	$—	$—

Income tax recovery recognized in other comprehensive loss:
Tax effect of net unrealized loss on cash flow hedges	$12.4	$12.4	$—	$—

	$12.4	$12.4	$—	$—

For the nine month period ended December 31, 2021, the Company has fully utilized non-capital tax losses available of $306.5 million.

21.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company may have certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements.

Legal matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these condensed interim consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

22.	CAPITAL STOCK

	Number of shares issued and outstanding[1]	Stated capital value
Balance at March 31, 2021	71,767,775	$409.5
Issuance of capital stock	40,307,036	542.7
Return of capital	—	(8.3)

Balance at December 31, 2021	112,074,811	$943.9

1.	Retrospectively adjusted to reflect the reverse stock split, described below.

The Company was incorporated March 23, 2021 and issued one (1) common share with a nominal value on that date. On March 29, 2021, the Company and its parent company, Algoma Steel Intermediate Parent S.A.R.L (the “parent company”) entered into a purchase agreement whereby the Company issued 100,000,000 additional common shares to its parent company in exchange for all outstanding common shares in Algoma Steel Holdings Inc. totalling 100,000,001.

Pursuant to the Merger Agreement with Legato (refer to Note 28), on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Further, the Company issued an additional 30,307,036 and 10,000,000 common shares to the Legato common shareholders and certain investor (“PIPE Investors”), respectively, in accordance with the Merger Agreement. As a result, capital stock was increased by $542.6 million, net of share issuance costs of $2.2 million (US $439.1 million).

On October 18, 2021, the Company executed a return of capital to Algoma Steel Intermediate Parent S.a.r.l., a former related party and commonly controlled affiliate of Algoma Steel Parent S.C.A., the Company’s former ultimate parent company. The Company’s subsidiary, Algoma Steel Inc. provided a loan to facilitate the payment totaling $8.3 million (US $6.7 million) (refer to Note 24).

23.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

The changes in non-cash operating working capital are comprised of:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Accounts receivable	$(7.2)	$(171.3)	$43.5	$66.1
Taxes payable and accrued taxes	80.1	94.5	2.2	8.0
Inventories	(129.7)	(192.5)	(59.0)	(136.3)
Prepaid expenses and other current assets	22.3	(11.4)	(43.6)	(49.6)
Accounts payable and accrued liabilities	(15.4)	83.7	0.2	(50.1)
Derivative financial instruments	(4.6)	(15.0)	0.6	0.6
Secured term loan interest payment in kind	—	—	10.9	33.2

	$(54.5)	$(212.0)	$(45.2)	$(128.1)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

24.	RELATED PARTY TRANSACTIONS AND BALANCES

Parent company promissory note receivable

Due to the merger transaction described in Note 28 the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for $2.2 million (US $1.7 million) by receiving a net amount of $6.5 million (US $5.0 million) in exchange for settling this note payable with the return of capital of $8.3 million (US $6.7 million), as explained in Note 22. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of $6.5 million (US $5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the merger transaction.

25.	FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Fair value of financial instruments

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the nine month period ended December 31, 2021. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments.

The fair values of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX natural gas and Hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

The fair values of the warrant and earnout liabilities (refer to Note 28) are classified as Level 1 and are calculated using the quoted price in active markets.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at December 31, 2021 is the carrying amount of accounts receivable of $452.1 million (March 31, 2021 - $274.6 million) and cash of $587.5 million (March 31, 2021 - $21.2 million) held with highly rated Canadian banks. For the nine month period ended December 31, 2021, sales to one customer represented greater than 10% of total revenue. At March 31, 2021, no one customer account was greater than 10% of the carrying amount of accounts receivable. As at December 31, 2021, $3.9 million, or 1.0%, of accounts receivable were more than 90 days old (March 31, 2021, $2.3 million, or 0.9%).

The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at December 31, 2021 was $2.0 million (March 31, 2021 - $1.8 million).

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5 to the March 31, 2021 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 17, during the three and nine month periods ended December 31, 2021, the Company was a party to agreements to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. These activities are carried out under the oversight of the Company’s Board of Directors.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at December 31, 2021 and March 31, 2021, were as follows:

As at,	December 31, 2021	March 31, 2021
Cash	$64.8	$5.6
Restricted cash	3.9	3.9
Accounts receivable	136.7	111.2
Bank indebtedness	—	(42.1)
Accounts payable and accrued liabilities	(178.3)	(131.6)
Long-term governmental loans	(2.9)	(87.8)

Net Canadian dollar denominated financial instruments	$24.2	$(140.8)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and nine month periods ended December 31, 2021 would have decreased (or increased) income from operations by nil and $1.3 million, respectively (for both the three and nine month periods ended December 31, 2020 - $0.1 million).

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three month period ended December 31, 2021, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income by approximately $0.4 million (December 31, 2020 – $1.6 million). For the nine month period ended December 31, 2021, a one percent increase (or decrease) in interest rates would have decreased (increased) net income by approximately $3.0 million (December 31, 2020 - $4.8 million).

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at LIBOR plus basis points including the Company’s Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, as disclosed in Notes 12 and 15. The Company paid the Secured Term Loan and Algoma Docks Term Loan Facilities in full in November 2021. The Company is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by Interbank Offered Rate (IBOR).

The referenced benchmark rates applicable to the Company are expected to be published until at least June of 2023 and prior to their expiry Algoma will work with the administrative agent of its various

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

LIBOR exposed credit agreements to replace LIBOR with a fallback reference rate at similar commercial terms to today’s rates.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, steel, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 21. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 17 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

26.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors. The ELT is comprised of the President & Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Vice-President – Strategy & General Counsel, Vice-President – Production, Vice-President – Maintenance & Operating Services.

Remuneration of the Company’s Board of Directors and ELT for the respective periods is as follows:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Salaries and benefits	$1.0	$4.4	$0.8	$3.3
Director fees	0.4	0.5	0.1	0.2
Share-based compensation (Note 28)	(10.4)	5.0

	$(9.0)	$9.9	$0.9	$3.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
(in millions)
Net income (loss) attributable to ordinary shareholders	$123.0	$614.1	$(73.5)	$(176.2)
Gain on change in fair value of warrants(i)	(6.8)	(6.8)	—	—

Net income (loss) attributable to ordinary shareholders (diluted)	$116.2	$607.3	$(73.5)	$(176.2)

(in thousands)
Weighted average common shares outstanding(ii)	106.8	83.5	71.8	71.8
Dilutive effect of warrants(i)	19.4	6.5	—	—

Dilutive weighted average common shares outstanding	126.2	90.0	71.8	71.8

Net income (loss) per common share:
Basic	$1.15	$7.36	$(1.02)	$(2.46)
Diluted	$0.92	$6.75	$(1.02)	$(2.46)

(i)

In connection with the Merger, 24,179,000 units of the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. For the purposes of determining diluted EPS, net income (loss) for the three and nine months ended December 31, 2021 were adjusted for the change in the fair value of the warrants in the amount of $6.8 million as the warrants were determined to be dilutive.

(ii)

Pursuant to the Merger, on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775%. As a result, 71,767,775 common shares of the Company were issued in replacement of the 100,000,001 common shares previously outstanding. The reverse stock split is also accounted for in the comparative periods for which EPS is presented.

Concurrently, the Company issued an additional 30,306,320 and 10,000,000 common shares to the Legato common shareholders and PIPE Investors, respectively. These common shares have been included in the weighted average common shares outstanding.

Further, the 3,232,628 units of Replacement LTIP Awards granted to the former shareholders and LTIP award holders of the Company upon consummation of the Merger are also included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	NET INCOME (LOSS) PER SHARE (continued)

As part of the Merger, a maximum of 37,500,000 earnout rights were granted to all of the previous shareholders of the Company, including LTIP award holders, and become issuable when specific financial targets are met within a prescribed timeframe. The required financial targets were achieved on December 31, 2021 and should be included in the calculation of basic and diluted EPS but have no impact on the weighted average common shares outstanding as the conditions for issuance were only met on that date.

Refer to Note 28 for further details on the common shares, warrants, Replacement LTIPS and earnout rights related to the Merger.

28.	MERGER TRANSACTION

On October 19, 2021, the Merger between Merger Sub and Legato was completed, with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,307,036 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable previously owed between Legato and Algoma Steel Inc. (“ASI”) and warrants, with the difference accounted for as a listing expense. The following table reconciles the elements of the Merger:

Merger transaction under IFRS 2
Total fair value of consideration:
30.3 million common shares at US $11.25 per common share (US $340.9 million)	$421.3

Net assets acquired:
Cash (US $211.4 million)	$261.2
Intercompany loan settled the subsequent day of transaction close (US $16.2 million)	20.0
Less: warrant liability (US $74.5 million)	(92.0)
Less: Legato liabilities assumed (US $2.8 million)	(3.5)

Total listing expense (US $190.7 million)	$235.6

The listing expense is presented in the condensed interim consolidated statement of net income (loss). Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

The following table shows the number of common shares outstanding immediately following the consummation of the Merger:

Number of Common Shares
Common shares outstanding prior to Merger (post stock-split)	71,767,775
Common shares issued to Legato shareholders	30,307,036
Common shares issued to PIPE investors	10,000,000

Total	112,074,811

The transaction costs that were deemed to be incremental and directly related to the issuance of new equity instruments in the amount of $2.2 million were allocated to capital stock on the condensed interim consolidated statements of financial position, with the remainder recognized as transaction costs on the condensed interim consolidated statement of net income (loss).

Warrants

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

(i)	Public Warrants

The Public Warrants expire five years after the completion of the Merger, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable for cash or on a cashless basis at the Company’s option.

(ii)	Private Warrants

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers.

Given the cash and cashless settlement options, the Company has accounted for the Warrants as a liability which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statement of net income (loss). On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each Warrant.

As at December 31, 2021, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$2.86 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $87.7 million (US $69.2 million) in warrant liability on the condensed interim consolidated statements of financial position. Change in fair value of the warrant liability of ($6.8) million is presented in the condensed interim consolidated statements of net income (loss).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

Replacement LTIP Awards

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US$0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

On the day preceding the Closing, the Company remeasured the fair value of the original LTIP Awards as they become fully vested on the day before the Merger. Consequently, the Company recognized a liability in the amount of $44.9 million (US $36.4 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of Replacement LTIP Awards. The gain on change in fair value of previously recognized LTIP awards accounted for as cash-settled share-based payments, including restricted share units and director units, were recognized in profit or loss in the amount of $10.4 million. In addition, the fair value of the previously recognized fully vested performance share units, which were previously accounted for as equity-settled share-based payments, was recognized as a liability in the amount of $35.5 million (US $28.7 million) with an offsetting charge to equity to reflect the modification of these units to cash settled awards.

The Company accounted for the Replacement LTIP Awards as a modification of share-based payment as the LTIP awards and the Replacement LTIP Awards share similar terms and conditions, and were only replaced as a result of a liquidating event (the Merger) as described by the original long-term incentive plan. Given the alternative settlement options at the election of the participant, the Company has accounted for the Replacement LTIP Awards as cash-settled share-based transactions, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statements of net income (loss). The Company applied modification accounting by remeasuring the fair value of the LTIP awards previously granted by ASHI as at the day prior to Closing and determined that there is no resulting gain or loss.

As at December 31, 2021, the 3,232,628 Replacement LTIP Awards remain outstanding with an estimated fair value of US$10.55 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $43.2 million (US $34.1 million) in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position.

Upon the consummation of the Merger (refer to Note 28), the Company issued Replacement LTIP Awards to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“October 2021 LTIP Plan”) that would allow the Company to grant various awards to its employees, including options, restricted share units, director share units and performance share units. The terms of each grant are subjected to the discretion of the Plan Administrator. As at December 31, 2021, no awards have been granted to employees of the Company under the October 2021 LTIP Plan.

Earnout Rights

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statement of net income.

On Closing, the Company forecasted that the highest level of the Earnout Adjusted EBITDA would be achieved as at December 31, 2021. Accordingly, the Company recognized an earnout liability based on the expectation that all 37.5 million Algoma common shares underlying the earnout rights would become issuable. On October 19, 2021, the Company recorded an earnout liability in the amount of $521.3 million (US $421.9 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of earnout rights. Given that the earnout rights were granted to all of the previous shareholders of the Company, the amount was recorded as a distribution through retained earnings.

As at December 31, 2021, the 37,500,000 earnout rights remain outstanding with an estimated fair value of US$10.55 per unit based on the market price of the Algoma common shares, for which the Company recognized a liability of $501.6 million (US $395.6 million) in earnout liability on the condensed interim consolidated statements of financial position. Change in fair value of the earnout liability of ($33.6) million is presented in the condensed interim consolidated statements of net income (loss).